Special Committee of the Board of Directors
                                  Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494

                                                     June 11, 1999

Via Telecopy - 561-447-4758

Mr. Seymour Holtzman
Chairman and Chief Executive Officer
Jewelcor Companies
100 North Wilkes-Barre Boulevard
Wilkes-Barre, PA 18702

Dear Mr. Holtzman:

         In your proposal letter dated April 28, 1999, you stated that you could speedily and efficiently complete the proposed acquisition of the Company. Considerable time has passed since then, and unfortunately it remains unclear whether you are willing or able to complete this transaction.

         The Company has responded promptly and diligently to satisfy the conditions you raised. We have facilitated your completion of an appraisal of the Company's inventory and provided you with all the information you requested on our tax reserve.

         You have stated that the consent of Levi Strauss & Co. is a necessary condition to consummating the acquisition. We provided you with contact information at Levi Strauss and, as you requested, the Board of Directors of the Company has amended the Company's Shareholder Rights Agreement to permit Stanley Berger to participate with you in seeking the consent of Levi Strauss & Co. We understand that Levi Strauss & Co. is still awaiting your response to a questionnaire that they provided to you as part of their review. We urge you to complete all communications with Levi Strauss as soon as possible.

         We are concerned that your requests to talk with other large stockholders of Designs about joining your effort to acquire the Company suggest that you may be experiencing difficulty in arranging the financing for the acquisition of the Company's common stock at $3.65 per share. In April, you expressed confidence that you could arrange financing for the transaction. To date, however, you have not shared your financing plans with us or provided us any other information to enable us to assess the viability of your proposed financing. In view of your recent requests, we ask that you provide to us a written description of your financing plans and an opportunity to discuss those plans with your prospective financing sources as soon as possible.

         The Special Committee remains ready to pursue your original proposal to acquire the Company's outstanding common stock at a price of $3.65 per share in cash. In the interests of all Designs' stockholders, the Special Committee reiterates its need to obtain greater clarity and certainty regarding your proposal and to complete this process expeditiously.

                                                     Special Committee of the
                                                     Board of Directors

                                                     /s/ JAMES G. GRONINGER

                                                     James G. Groninger
                                                     Chairman